United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            GREKA ENERGY CORPORATION
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    397637109
                                 (CUSIP Number)

            Daniel W. Rabun                            Randeep Grewal
           Baker & McKenzie                       Greka Energy Corporation
     2001 Ross Avenue, Suite 2300                630 Fifth Ave., Suite 1501
          Dallas, Texas 75201                     New York, New York 10111
            (214) 978-3000                             (212) 218-4680

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2003
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP No. 397637109                    13D                     Page 2 of 5 Pages

   1     Name of reporting person                              Randeep Grewal
         IRS Identification No. of above person (entities only)

   2     Check the appropriate box if a member of a group*     (a) [ ]
                                                               (b) [ ]

   3     SEC use only

   4     Source of funds*                                          PF

   5     Check box if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e)                   [ ]

   6     Citizenship or place of organization


       Number of            7    Sole voting power                 782,500
         Shares
      Beneficially          8    Shared voting power
         Owned
   By each Reporting        9    Sole dispositive power            782,500
         Person
          with             10    Shared dispositive power


   11    Aggregate amount beneficially owned by each reporting
         person                                                    782,500

   12    Check box if the aggregate amount in row (11) excludes
         certain shares*                                           [ ]

   13    Percent of class represented by amount in row (11)        14.3%

   14    Type of reporting person*                                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

     The title and class of equity securities to which this Schedule 13D relates is common stock, no par value per share (the "Common Stock"), of Greka Energy Corporation, a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 630 Fifth Avenue, Suite 1501, New York, New York, 10111.

Item 2. Identity and Background.

     The name of the reporting person is Randeep Grewal (the "Reporting Person"). The principal business address for the Reporting Person is 630 Fifth Avenue, Suite 1501, New York, New York, 10111. The Reporting Person is presently principally employed as Chief Executive Officer of the Issuer. The Reporting Person is a citizen of India and a resident of the United States.

     The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     At the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person has not formed any definitive plans or proposals with respect to a transaction of the type discussed in Item 4 and, accordingly, the Reporting Person is unable to determine the amount of consideration that may be required to effect any such transaction or the source of any such consideration. The Reporting Person anticipates that he will require financing for any proposed transaction, has not obtained any firm commitments relative to the source and form of financing for any such transaction.

Item 4. Purpose of Transaction.

     The Reporting Person is evaluating a possible purchase of the remaining outstanding shares of Issuer not owned by him in a "going private" transaction. As of the date of filing of this Amendment No. 1 to Schedule 13D, the Reporting Person's current intent is to submit a proposal to the Issuer; however, the Reporting Person continues to evaluate the form, terms and conditions upon which any such transaction may be proposed and the possible effect of any conditions that may be required with respect to any financing for the possible transaction.

     The Reporting Person anticipates that, in the event of consummation of any such transaction, the shares of Common Stock would be delisted from trading on the NASDAQ and deregistered with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                                                               Page 4 of 5 Pages

     The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his intentions and plans at any time, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934.

     Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Person presently has no plans or proposals that would relate to or result in any of the actions set forth in Parts (a) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2003, as of December 31, 2002, there were 4,951,451 shares of Common Stock issued and outstanding. As of May 19, 2003, the Reporting Person beneficially owned 782,500 shares of Common Stock, or approximately 14.3% of the total Common Stock deemed to be outstanding. The number of shares beneficially owned includes options presently exercisable to purchase 520,000 shares. The Reporting Person has the sole power to vote and to dispose of the 782,500 shares.

     During the past 60 days, the Reporting Person has not purchased any shares of Common Stock.

     No other person is known to the Reporting Person to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth above, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Materials to be filed as Exhibits.

     None.

                                                               Page 5 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 19, 2003

                                              /s/ RANDEEP GREWAL
                                              ------------------
                                              RANDEEP GREWAL